Mail Stop 3561

April 16, 2008

Martin A. Kropelnicki
Chief Financial Officer
California Water Service Group
1720 North First Street
San Jose, CA 95112

      RE: California Water Service Group
                Item 4.01 Form 8-K filed March 31, 2008
                File No. 1-13883

Dear Mr. Kropelnicki:

     We have completed our review of your Form 8-K and have no further comments at this time.

                          Sincerely,

                          Michael Moran
                          Branch Chief